Exhibit 99.1

Bank of the Ozarks, Inc. Announces Record Full Year 2014 Earnings

LITTLE ROCK, Ark.--(BUSINESS WIRE)--January 15, 2015--Bank of the Ozarks, Inc. (NASDAQ: OZRK) today announced that net income for the fourth quarter of 2014 was $34.8 million, a 42.4% increase from $24.4 million for the fourth quarter of 2013. Diluted earnings per common share for the fourth quarter of 2014 were $0.43, a 30.3% increase from $0.33 for the fourth quarter of 2013.

For the full year of 2014, net income was a record $118.6 million, a 30.0% increase from $91.2 million for the full year of 2013. Diluted earnings per common share for 2014 were $1.52, a 20.6% increase from $1.26 for 2013.

During the last six quarters, the Company has completed three acquisitions including its July 2013 acquisition of The First National Bank of Shelby (“FNB Shelby”), its March 2014 acquisition of Bancshares, Inc. (“Bancshares”) and its May 2014 acquisition of Summit Bancorp, Inc. (“Summit”). On July 31, 2014, the Company entered into a definitive agreement and plan of merger with Intervest Bancshares Corporation (“Intervest”). This transaction, which is subject to approval of the Intervest stockholders and other closing conditions, is expected to close on or about February 10, 2015.

On June 23, 2014, the Company completed a 2-for-1 stock split, in the form of a stock dividend, by issuing one share of common stock for each share of such stock outstanding on June 13, 2014. All share and per share information in this release has been adjusted to give effect to this stock split.

The Company’s annualized returns on average assets, average common stockholders’ equity and average tangible common stockholders’ equity for the fourth quarter of 2014 were 2.06%, 15.50% and 17.60%, respectively, compared to 2.02%, 15.62% and 16.13%, respectively, for the fourth quarter of 2013. Returns on average assets, average common stockholders’ equity and average tangible common stockholders’ equity for the full year of 2014 were 2.01%, 15.08% and 16.64%, respectively, compared to 2.14%, 16.28% and 16.73%, respectively, for the full year of 2013. The calculation of the Company’s return on average tangible common stockholders’ equity and the reconciliation to generally accepted accounting principles (“GAAP”) is included in the schedules accompanying this release.

Non-purchased loans and leases were $3.98 billion at December 31, 2014, a 51.2% increase from $2.63 billion at December 31, 2013. Non-purchased loans and leases increased $341 million, or 9.4%, during the fourth quarter of 2014. Including purchased loans, total loans and leases were $5.13 billion at December 31, 2014, a 52.7% increase from $3.36 billion at December 31, 2013. Total loans and leases increased $209 million, or 4.2%, during the fourth quarter of 2014.

The unfunded balance of closed loans increased $380 million during the fourth quarter of 2014 and $1.76 billion during the full year of 2014. Such unfunded balance totaled $2.96 billion at December 31, 2014, compared to $1.21 billion at December 31, 2013.

George Gleason, Chairman and Chief Executive Officer, stated, “2014 was an excellent year for our Company. We achieved record loan and lease growth, record growth of our unfunded balances of closed loans, record deposit growth, a robust net interest margin, an excellent net charge-off ratio, a favorable efficiency ratio, and excellent returns on average assets and stockholders’ equity. In fact, it was our fifth consecutive year of achieving a return on average assets in excess of 2.00%. We completed our Bancshares and Summit acquisitions in March and May, and we announced our pending Intervest acquisition in July. We selected Fiserv Premier as our new core operating system and completed the conversions of our legacy, Bancshares and Summit systems. In the fourth quarter, we entered into agreements with the Federal Deposit Insurance Corporation terminating the loss share agreements on all seven of our FDIC-assisted acquisitions. Our outstanding team of bankers was, once again, hitting on all cylinders.”

Deposits were $5.50 billion at December 31, 2014, a 47.9% increase compared to $3.72 billion at December 31, 2013.

Total assets were $6.77 billion at December 31, 2014, a 41.2% increase compared to $4.79 billion at December 31, 2013.

Common stockholders’ equity was $908 million at December 31, 2014, a 44.4% increase from $629 million at December 31, 2013. Tangible common stockholders’ equity was $803 million at December 31, 2014, a 31.6% increase from $610 million at December 31, 2013. Book value per common share was $11.37 at December 31, 2014, a 33.3% increase from $8.53 at December 31, 2013. Tangible book value per common share was $10.04 at December 31, 2014, a 21.4% increase from $8.27 at December 31, 2013. The calculations of the Company’s tangible common stockholders’ equity and tangible book value per common share and the reconciliations to GAAP are included in the schedules accompanying this release.

Changes in common stockholders’ equity, tangible common stockholders’ equity, book value per common share and tangible book value per common share reflect earnings, dividends paid, stock option and stock grant transactions, stock consideration issued in connection with the Company’s Summit acquisition, changes in the Company’s mark-to-market adjustment for unrealized gains and losses on investment securities available for sale and, for tangible common stockholders’ equity and tangible book value per share, changes in intangible assets.

During the second quarter of 2014, the Company revised its initial estimates regarding the expected recovery of acquired assets with built-in losses in the FNB Shelby acquisition, specifically the timing and amount of expected charge-offs of purchased loans. As a result of such revision, the Company concluded that the previously established deferred tax asset valuation allowance of approximately $4.1 million was not necessary. Because such revision occurred during the first 12 months following the date of acquisition and was not the result of changes in circumstances, the Company recast its third quarter 2013 financial statements, along with all subsequent financial statements, to increase the bargain purchase gain on the FNB Shelby acquisition by $4.1 million, or approximately $0.05 of diluted earnings per common share, to reflect this change in estimate.

The Company’s ratio of common stockholders’ equity to total assets was 13.42% at December 31, 2014, compared to 13.13% at December 31, 2013. Its ratio of tangible common stockholders’ equity to total tangible assets was 12.05% at December 31, 2014, compared to 12.78% at December 31, 2013. The calculation of the Company’s ratio of tangible common stockholders’ equity to total tangible assets and the reconciliation to GAAP is included in the schedules accompanying this release.

NET INTEREST INCOME

Net interest income for the fourth quarter of 2014 was a record $78.7 million, a 42.3% increase from $55.3 million for the fourth quarter of 2013. Net interest margin, on a fully taxable equivalent (“FTE”) basis, was 5.53% in the fourth quarter of 2014, a 10 basis point decrease from 5.63% in the fourth quarter of 2013. Average earning assets were $5.84 billion for the fourth quarter of 2014, a 43.9% increase from $4.06 billion for the fourth quarter of 2013.

Net interest income for the full year of 2014 was a record $270.5 million, a 39.8% increase from $193.5 million for the full year of 2013. Net interest margin, on an FTE basis, for 2014 was 5.52%, an 11 basis point decrease from 5.63% for 2013. Average earning assets were $5.09 billion for 2014, a 41.8% increase from $3.59 billion for 2013.

NON-INTEREST INCOME

Non-interest income for the fourth quarter of 2014 increased 50.0% to $27.9 million compared to $18.6 million for the fourth quarter of 2013. Non-interest income for the fourth quarter of 2014 included a pretax gain of $8.0 million from termination of the Company’s Federal Deposit Insurance Corporation (“FDIC”) loss share agreements.

Non-interest income for the full year of 2014 increased 11.6% to $84.9 million compared to $76.0 million for 2013. Non-interest income for 2014 included a pretax gain of $8.0 million from termination of the Company’s FDIC loss share agreements and a tax-exempt bargain purchase gain of $4.7 million on the Bancshares acquisition. Non-interest income for 2013 included a tax-exempt bargain purchase gain of $5.2 million on the FNB Shelby acquisition.

Service charges on deposit accounts increased 16.2% to $7.01 million in the fourth quarter of 2014 compared to $6.03 million in the fourth quarter of 2013, but decreased 4.7% compared to $7.36 million in the third quarter of 2014. Service charges on deposit accounts increased 22.9% to a record $26.6 million for the full year of 2014 compared to $21.6 million for the full year of 2013.

Mortgage lending income increased 42.6% to $1.38 million in the fourth quarter of 2014 compared to $0.97 million in the fourth quarter of 2013, but decreased 20.2% compared to $1.73 million in the third quarter of 2014. Mortgage lending income decreased 7.8% to $5.19 million for the full year of 2014 compared to $5.63 million for the full year of 2013.

Trust income for the fourth quarter of 2014 increased 15.8% to a record $1.49 million compared to $1.29 million for the fourth quarter of 2013. Trust income increased 36.5% to a record $5.59 million for the full year of 2014 compared to $4.10 million for the full year of 2013.

Accretion/amortization of the Company’s FDIC loss share receivable, including amortization of the Company’s FDIC clawback payable, was zero in the fourth quarter of 2014 compared to net accretion income of $0.90 million in the fourth quarter of 2013 and net amortization expense of $0.56 million in the third quarter of 2014. For the full year of 2014, accretion/amortization of the Company’s FDIC loss share receivable, including amortization of the Company’s FDIC clawback payable, resulted in net amortization expense of $0.61 million compared to net accretion income of $7.17 million for 2013.

Other income from purchased loans decreased 6.9% to $4.49 million in the fourth quarter of 2014 compared to $4.83 million in the fourth quarter of 2013, but increased 33.4% compared to $3.37 million in the third quarter of 2014. For the full year of 2014, other income from purchased loans was $14.8 million, an increase of 12.5% compared to $13.2 million for the full year of 2013.

Net gains on sales of other assets increased 6.2% to $1.91 million in the fourth quarter of 2014 compared to $1.80 million in the fourth quarter of 2013. Net gains on sales of other assets decreased 35.8% to $6.02 million for the full year of 2014 compared to $9.39 million for the full year of 2013.

NON-INTEREST EXPENSE

Non-interest expense for the fourth quarter of 2014 increased 38.7% to $48.2 million compared to $34.7 million for the fourth quarter of 2013. During the fourth quarter of 2014, the Company incurred unusual items of non-interest expense including prepayment penalties of $8.1 million resulting from prepaying $90 million of the Company’s highest cost Federal Home Loan Bank of Dallas (“FHLB”) advances and acquisition-related and systems conversion expenses of approximately $1.1 million. There were no unusual items of non-interest expense during the fourth quarter of 2013. The Company’s efficiency ratio (non-interest expense divided by the sum of net interest income FTE and non-interest income) for the fourth quarter of 2014 was 44.1% compared to 45.5% for the fourth quarter of 2013.

Non-interest expense for the full year of 2014 was $166.0 million, a 31.7% increase from $126.1 million for 2013. During 2014, the Company incurred several unusual items of non-interest expense including prepayment penalties of $8.1 million resulting from prepaying $90 million of the Company’s highest cost FHLB advances, software and other contract termination charges of $5.6 million, acquisition-related and systems conversion expenses of approximately $4.7 million and approximately $0.6 million of fraud losses attributable to The Home Depot system breach. During 2013, the Company incurred approximately $1.4 million of acquisition-related expenses. The Company’s efficiency ratio was 45.3% for both 2014 and 2013.

ASSET QUALITY, CHARGE-OFFS AND ALLOWANCE

Purchased loans include loans acquired in FDIC-assisted and other acquisitions. Purchased loans that contain evidence of credit deterioration on the date of purchase are initially recorded at fair value and are presented in the Company’s financial reports with a carrying value equal to the net present value of expected future proceeds. Other purchased loans are initially recorded at fair value on the date of purchase and are presented in the Company’s financial reports at their initial fair value, adjusted for subsequent advances, pay downs, amortization or accretion of any premium or discount on purchase, charge-offs and any other adjustments to carrying value. The carrying value of purchased loans was $1.15 billion at December 31, 2014, compared to $725 million at December 31, 2013.

Excluding purchased loans, nonperforming loans and leases as a percent of total loans and leases increased to 0.53% at December 31, 2014, compared to 0.33% at December 31, 2013 and 0.49% at September 30, 2014.

Excluding purchased loans, nonperforming assets as a percent of total assets decreased to 0.87% at December 31, 2014, compared to 1.22% at December 31, 2013 and 0.92% at September 30, 2014. During the fourth quarter of 2014, the Company entered into agreements with the FDIC terminating loss share on all seven of its FDIC-assisted acquisitions. As a result, all foreclosed assets previously covered by FDIC loss share have been combined into foreclosed assets. For consistency of presentation, all prior period ratios of nonperforming assets to total assets have been recalculated to include foreclosed assets previously covered by FDIC loss share as nonperforming assets.

Excluding purchased loans, the Company’s ratio of loans and leases past due 30 days or more, including past due non-accrual loans and leases, to total loans and leases increased to 0.79% at December 31, 2014 compared to 0.45% at December 31, 2013 and 0.63% at September 30, 2014.

The Company’s net charge-offs increased to $3.0 million for the fourth quarter of 2014, including $1.6 million for non-purchased loans and leases and $1.4 million for purchased loans. The Company’s net charge-offs were $1.6 million for the fourth quarter of 2013, including $0.9 million for non-purchased loans and leases and $0.7 million for purchased loans.

The Company’s annualized net charge-off ratio for its non-purchased loans and leases increased to 0.17% for the fourth quarter of 2014 compared to 0.14% for the fourth quarter of 2013 and 0.06% for the third quarter of 2014. The Company’s annualized net charge-off ratio for its purchased loans increased to 0.47% for the fourth quarter of 2014 compared to 0.34% for the fourth quarter of 2013 and 0.15% for the third quarter of 2014. The Company’s annualized net charge-off ratio for all loans and leases increased to 0.24% for the fourth quarter of 2014 compared to 0.18% for the fourth quarter of 2013 and 0.09% for the third quarter of 2014.

The Company’s net charge-offs for the full year of 2014 were $6.9 million, including $3.7 million for non-purchased loans and leases and $3.2 million for purchased loans. The Company’s net charge-offs for 2013 were $7.9 million, including $3.2 million for non-purchased loans and leases and $4.7 million for purchased loans.

The Company’s net charge-off ratio for its non-purchased loans and leases decreased to 0.12% for 2014 compared to 0.14% for 2013. The Company’s net charge-off ratio for its purchased loans decreased to 0.29% for 2014 compared to 0.70% for 2013. The Company’s net charge-off ratio for all loans and leases decreased to 0.16% for 2014 compared to 0.26% for 2013.

For the fourth quarter of 2014, the Company’s provision for loan and lease losses increased to $6.3 million, including $4.9 million for non-purchased loans and leases and $1.4 million for purchased loans. For the fourth quarter of 2013, the Company’s provision for loan and lease losses was $2.9 million, including $2.2 million for non-purchased loans and leases and $0.7 million for purchased loans.

For the full year of 2014, the Company’s provision for loan and lease losses increased to $16.9 million, including $13.7 million for non-purchased loans and leases and $3.2 million for purchased loans. For the full year of 2013, the Company’s provision for loan and lease losses was $12.1 million, including $7.4 million for non-purchased loans and leases and $4.7 million for purchased loans.

The Company’s allowance for loan and lease losses was $52.9 million, or 1.33% of total non-purchased loans and leases, at December 31, 2014, compared to $42.9 million, or 1.63% of total non-purchased loans and leases, at December 31, 2013, and $49.6 million, or 1.36% of total non-purchased loans and leases, at September 30, 2014.

CONFERENCE CALL AND TRANSCRIPT

Management will conduct a conference call to review announcements made in this release at 10:00 a.m. CST (11:00 a.m. EST) on Friday, January 16, 2015. The call will be available live or in recorded version on the Company’s website www.bankozarks.com under “Investor Relations” or interested parties calling from locations within the United States and Canada may call 1-888-771-4371 ten minutes prior to the beginning of the call and ask for the Bank of the Ozarks conference call. A recorded playback of the entire call will be available on the Company’s website or by telephone by calling 1-888-843-7419 in the United States and Canada or 630-652-3042 internationally. The passcode for this telephone playback is 38753951#. The telephone playback will be available for one week following the call, and the website recording of the call will be available for 12 months.

The Company will also provide a transcript of the conference call on the Company’s website under Investor Relations. The transcript will be available for 90 days.

NON-GAAP FINANCIAL MEASURES

This release contains certain non-GAAP financial measures. The Company’s management uses these non-GAAP financial measures, specifically tangible common stockholders’ equity, tangible book value per common share, the ratio of tangible common stockholders’ equity to total tangible assets and return on average tangible common stockholders’ equity, as important measures of the strength of its capital and its ability to generate earnings on its tangible capital invested by its shareholders. These measures typically adjust GAAP financial measures to exclude intangible assets. Management believes presentation of these non-GAAP financial measures provides useful supplemental information that contributes to a proper understanding of the financial results and capital levels of the Company. These non-GAAP disclosures should not be viewed as a substitute for financial results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in the table at the end of this release under the caption “Reconciliation of Non-GAAP Financial Measures.”

FORWARD LOOKING STATEMENTS

This release and other communications by the Company contain “forward looking statements” regarding the Company’s plans, expectations, thoughts, beliefs, estimates, goals and outlook for the future that are intended to be covered by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on management’s expectations as well as certain assumptions and estimates made by, and information available to, management at the time. Those statements are subject to certain risks, uncertainties and other factors that may cause actual results to differ materially from those projected in such forward looking statements. These risks, uncertainties, and other factors include, but are not limited to: potential delays or other problems implementing the Company’s growth and expansion strategy including delays in identifying sites, hiring or retaining qualified personnel, obtaining regulatory or other approvals, obtaining permits and designing, constructing and opening new offices; the ability to enter into and/or close additional acquisitions; problems with, or additional expenses relating to, integrating or managing acquisitions; the ability to attract new or retain existing or acquired deposits; the ability to achieve growth in loans and leases, including growth from unfunded closed loans; the ability to generate future revenue growth or to control future growth in non-interest expense; interest rate fluctuations, including changes in the yield curve between short-term and long-term interest rates; competitive factors and pricing pressures, including their effect on the Company’s net interest margin; general economic, unemployment, credit market and real estate market conditions, and the effect of such conditions on the creditworthiness of borrowers and lessees, collateral values, the value of investment securities and asset recovery values; changes in legal and regulatory requirements; recently enacted and potential legislation and regulatory actions and the costs and expenses to comply with new legislation and regulatory actions, including legislation and regulatory actions intended to stabilize economic conditions and credit markets, strengthen the capital of financial institutions, increase regulation of the financial services industry and protect homeowners or consumers; changes in U.S. government monetary and fiscal policy; possible further downgrade of U.S. Treasury securities; the ability to keep pace with technological changes, including changes regarding cyber security; losses in connection with cyber security breaches or other security breaches; adoption of new accounting standards or changes in existing standards; and adverse results in current or future litigation or regulatory examinations as well as other factors identified in this press release or as detailed from time to time in the Company’s reports filed with the Securities and Exchange Commission (“SEC”), including those factors included in the disclosures under the headings “Forward-Looking Information” and “Item 1A. Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC. Should one or more of the foregoing risks materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those projected or described in such forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GENERAL INFORMATION

Bank of the Ozarks, Inc. common stock trades on the NASDAQ Global Select Market under the symbol “OZRK.” The Company owns a state-chartered subsidiary bank that conducts banking operations through 159 offices, including 81 in Arkansas, 28 in Georgia, 21 in Texas, 17 in North Carolina, five in Florida, three in Alabama, two in South Carolina, and one office each in New York and California. The Company may be contacted at (501) 978-2265 or P.O. Box 8811, Little Rock, Arkansas 72231-8811. The Company’s website is www.bankozarks.com.

IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER

This communication is being made in respect of the proposed merger transaction involving the Company and Intervest. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The Company filed with the SEC a registration statement on Form S-4 (Registration Statement No. 333-199012) that includes a prospectus of the Company and a proxy statement of Intervest. The SEC declared the registration statement effective on December 5, 2014. A definitive proxy statement/prospectus dated December 8, 2014 (the “Merger Proxy Statement”) was mailed on or about December 10, 2014 to Intervest’s stockholders. The Merger Proxy Statement contains important information about the Company, Intervest, the proposed merger and related matters. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE MERGER PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Merger Proxy Statement, as well other filings containing information about the Company and Intervest are available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the Merger Proxy Statement and the filings that are incorporated by reference in the Merger Proxy Statement can also be obtained, without charge, from the Company’s website (http://www.bankozarks.com) under the Investor Relations tab and on Intervest’s website (http://www.intervestbancsharescorporation.com) under the proxy statements tab.

The Company and Intervest and their respective directors, executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from stockholders of Intervest in connection with the merger transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Intervest’s stockholders in connection with the proposed merger are set forth in the Merger Proxy Statement. You can find information about the directors and executive officers of the Company in its Annual Report on Form 10-K for the year ended December 31, 2013 and in its definitive proxy statement as filed with the SEC on February 28, 2014 and March 11, 2014, respectively. You can find information about the executive officers and directors of Intervest in its Annual Report on Form 10-K for the year ended December 31, 2013 and in its definitive proxy statement as filed with the SEC on March 3, 2014 and April 1, 2014, respectively.

Bank of the Ozarks, Inc. Selected Consolidated Financial Data (Dollars in Thousands, Except Per Share Amounts) Unaudited

	Quarters Ended December 31,			Years Ended December 31,
	2014	2013	% Change	2014	2013	% Change
Income statement data:
Net interest income	$78,675	$55,282	42.3%	$270,494	$193,519	39.8%
Provision for loan and lease losses	6,341	2,863	121.5	16,915	12,075	40.1
Non-interest income	27,887	18,592	50.0	84,883	76,039	11.6
Non-interest expense	48,158	34,728	38.7	166,015	126,069	31.7
Net income available to common stockholders	34,752	24,398	42.4	118,606	91,237	30.0

Common stock data*:
Net income per share – diluted	$0.43	$0.33	30.3%	$1.52	$1.26	20.6%
Net income per share – basic	0.44	0.33	33.3	1.53	1.27	20.5
Cash dividends per share	0.125	0.105	19.0	0.47	0.36	30.6
Book value per share	11.37	8.53	33.3	11.37	8.53	33.3
Tangible book value per share	10.04	8.27	21.4	10.04	8.27	21.4
Diluted shares outstanding (thousands)	80,455	74,299		78,060	72,402
End of period shares outstanding (thousands)	79,924	73,712		79,924	73,712

Balance sheet data at period end:
Assets	$6,766,499	$4,791,170	41.2%	$6,766,499	$4,791,170	41.2%
Non-purchased loans and leases	3,979,870	2,632,565	51.2	3,979,870	2,632,565	51.2
Purchased loans**	1,147,947	724,514	58.4	1,147,947	724,514	58.4
Allowance for loan and lease losses	52,918	42,945	23.2	52,918	42,945	23.2
Foreclosed assets**	37,775	49,811	(24.2)	37,775	49,811	(24.2)
FDIC loss share receivable	-	71,854	(100.0)	-	71,854	(100.0)
Investment securities	839,321	669,384	25.4	839,321	669,384	25.4
Goodwill	78,669	5,243	1,400.5	78,669	5,243	1,400.5
Other intangibles – net of amortization	26,907	13,915	93.4	26,907	13,915	93.4
Deposits	5,496,382	3,717,027	47.9	5,496,382	3,717,027	47.9
Repurchase agreements with customers	65,578	53,103	23.5	65,578	53,103	23.5
Other borrowings	190,855	280,895	(32.1)	190,855	280,895	(32.1)
Subordinated debentures	64,950	64,950	-	64,950	64,950	-
Common stockholders’ equity	908,390	629,060	44.4	908,390	629,060	44.4
Net unrealized gains (losses) on investment securities AFS included in common stockholders’ equity	14,132	(3,672)		14,132	(3,672)
Loan and lease, including purchased loans, to deposit ratio	93.29%	90.32%		93.29%	90.32%

Selected ratios:
Return on average assets***	2.06%	2.02%		2.01%	2.14%
Return on average common stockholders’ equity***	15.50	15.62		15.08	16.28
Return on average tangible common stockholders’ equity***	17.60	16.13		16.64	16.73
Average common equity to total average assets	13.29	12.94		13.30	13.12
Net interest margin – FTE***	5.53	5.63		5.52	5.63
Efficiency ratio	44.08	45.55		45.35	45.32
Net charge-offs to average loans and leases***(1)	0.17	0.14		0.12	0.14
Nonperforming loans and leases to total loans and leases(2)	0.53	0.33		0.53	0.33
Nonperforming assets to total assets(2)(3)	0.87	1.22		0.87	1.22
Allowance for loan and lease losses to total loans and leases(2)	1.33	1.63		1.33	1.63

Other information:
Non-accrual loans and leases(2)	$21,085	$8,737		$21,085	$8,737
Accruing loans and leases – 90 days past due(2)	-	-		-	-
Troubled and restructured loans and leases(2)	-	-		-	-
Impaired purchased loans	14,040	46,179		14,040	46,179

*Adjusted to give effect to 2-for-1 stock split on June 23, 2014.
**Prior periods have been adjusted to include loans and/or foreclosed assets previously covered by FDIC loss share.
***Ratios for interim periods annualized based on actual days.
(1) Excludes purchased loans and net charge-offs related to such loans.
(2) Excludes purchased loans, except for their inclusion in total assets.
(3) Ratios for prior periods have been recalculated to include foreclosed assets previously covered by FDIC loss share as nonperforming assets.

Bank of the Ozarks, Inc. Supplemental Quarterly Financial Data (Dollars in Thousands, Except Per Share Amounts) Unaudited

	3/31/13	6/30/13	9/30/13	12/31/13	3/31/14	6/30/14	9/30/14	12/31/14
Earnings Summary:
Net interest income	$44,139	$43,465	$50,633	$55,282	$52,396	$64,801	$74,621	$78,675
Federal tax (FTE) adjustment	2,020	2,076	2,161	2,372	2,424	2,737	2,892	2,690
Net interest income (FTE)	46,159	45,541	52,794	57,654	54,820	67,538	77,513	81,365
Provision for loan and lease losses	(2,728)	(2,666)	(3,818)	(2,863)	(1,304)	(5,582)	(3,687)	(6,341)
Non-interest income	16,357	18,987	22,102	18,592	20,360	17,388	19,248	27,887
Non-interest expense	(29,231)	(29,901)	(32,208)	(34,728)	(37,454)	(37,878)	(42,523)	(48,158)
Pretax income (FTE)	30,557	31,961	38,870	38,655	36,422	41,466	50,551	54,753
FTE adjustment	(2,020)	(2,076)	(2,161)	(2,372)	(2,424)	(2,737)	(2,892)	(2,690)
Provision for income taxes	(8,526)	(9,506)	(10,224)	(11,893)	(8,730)	(12,251)	(15,579)	(17,300)
Noncontrolling interest	(11)	8	(33)	8	8	8	13	(11)
Net income available to common stockholders	$20,000	$20,387	$26,452	$24,398	$25,276	$26,486	$32,093	$34,752

Earnings per common share – diluted*	$0.28	$0.29	$0.36	$0.33	$0.34	$0.34	$0.40	$0.43

Non-interest Income:
Service charges on deposit accounts	$4,722	$5,074	$5,817	$6,031	$5,639	$6,605	$7,356	$7,009
Mortgage lending income	1,741	1,643	1,276	967	954	1,126	1,728	1,379
Trust income	883	865	1,060	1,289	1,316	1,364	1,419	1,493
Bank owned life insurance income	1,083	1,104	1,179	1,164	1,130	1,278	1,390	1,385
Accretion/amortization of FDIC loss share receivable, net of amortization of FDIC clawback payable	2,392	2,481	1,396	901	692	(741)	(562)	–
Other income from purchased loans	2,155	3,689	2,484	4,825	3,311	3,629	3,369	4,494
Gains on investment securities	156	–	–	4	5	18	43	78
Gains on sales of other assets	1,974	3,110	2,501	1,801	974	1,448	1,688	1,912
Gains on merger and acquisition transactions	–	–	5,163	–	4,667	–	–	–
Gain on termination of FDIC loss share agreements	–	–	–	–	–	–	–	7,996
Other	1,251	1,021	1,226	1,610	1,672	2,661	2,817	2,141
Total non-interest income	$16,357	$18,987	$22,102	$18,592	$20,360	$17,388	$19,248	$27,887

Non-interest Expense:
Salaries and employee benefits	$15,694	$15,294	$16,456	$17,381	$17,689	$18,831	$20,876	$19,488
Net occupancy expense	4,514	4,370	4,786	5,039	5,044	5,707	6,823	6,528
Other operating expenses	8,455	9,669	10,178	11,427	13,908	12,221	13,292	20,610
Amortization of intangibles	568	568	788	881	813	1,119	1,532	1,532
Total non-interest expense	$29,231	$29,901	$32,208	$34,728	$37,454	$37,878	$42,523	$48,158

Allowance for Loan and Lease Losses:
Balance at beginning of period	$38,738	$38,422	$39,373	$41,660	$42,945	$43,861	$46,958	$49,606
Net charge-offs	(3,044)	(1,715)	(1,531)	(1,578)	(388)	(2,485)	(1,039)	(3,029)
Provision for loan and lease losses	2,728	2,666	3,818	2,863	1,304	5,582	3,687	6,341
Balance at end of period	$38,422	$39,373	$41,660	$42,945	$43,861	$46,958	$49,606	$52,918

Selected Ratios:
Net interest margin - FTE**	5.83%	5.56%	5.55%	5.63%	5.46%	5.62%	5.49%	5.53%
Efficiency ratio	46.76	46.34	43.00	45.55	49.82	44.60	43.95	44.08
Net charge-offs to average loans and leases**(1)	0.19	0.12	0.10	0.14	0.03	0.19	0.06	0.17
Nonperforming loans and leases to total loans and leases(2)	0.40	0.66	0.41	0.33	0.42	0.58	0.49	0.53
Nonperforming assets to total assets(2)(3)	1.79	1.80	1.33	1.22	1.44	1.19	0.92	0.87
Allowance for loan and lease losses to total loans and leases(2)	1.78	1.61	1.65	1.63	1.58	1.48	1.36	1.33
Loans and leases past due 30 days or more, including past due non-accrual loans and leases, to total loans and leases(2)	0.56	0.74	0.54	0.45	0.75	0.63	0.63	0.79

*Adjusted to give effect to 2-for-1 stock split on June 23, 2014.
**Ratios for interim periods annualized based on actual days.
(1) Excludes purchased loans and net charge-offs related to such loans.
(2) Excludes purchased loans, except for their inclusion in total assets.
(3) Ratios for prior periods have been recalculated to include foreclosed assets previously covered by FDIC loss share agreements as nonperforming assets.

Bank of the Ozarks, Inc. Average Consolidated Balance Sheets and Net Interest Analysis – FTE Unaudited

	Quarters Ended December 31,						Years Ended December 31,
	2014			2013			2014			2013
	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/	Average	Income/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	(Dollars in thousands)
ASSETS
Earning assets:
Interest earning deposits and federal funds sold	$3,943	$7	0.66%	$1,028	$12	4.58%	$4,897	$56	1.15%	$1,108	$33	2.96%
Investment securities:
Taxable	352,178	2,990	3.37	279,904	2,382	3.38	325,611	11,125	3.42	202,783	6,838	3.37
Tax-exempt – FTE	493,826	7,494	6.02	391,750	6,668	6.75	472,310	29,983	6.35	359,068	24,512	6.83
Non-purchased loans and leases – FTE	3,773,100	49,234	5.18	2,618,101	35,676	5.41	3,189,308	162,812	5.10	2,362,827	129,470	5.48
Purchased loans	1,219,046	27,513	8.95	768,666	17,718	9.14	1,098,851	98,212	8.94	663,490	59,930	9.03
Total earning assets – FTE	5,842,093	87,238	5.92	4,059,449	62,456	6.10	5,090,977	302,188		3,589,276	220,783	6.15
Non-interest earning assets	853,851			727,557			822,830			680,776
Total assets	$6,695,944			$4,787,006			$5,913,807			$4,270,052

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest bearing liabilities:
Deposits:
Savings and interest bearing transaction	$2,843,302	$1,579	0.22%	$2,026,879	$1,052	0.21%	$2,564,250	$5,424	0.21%	$1,798,692	$3,636	0.20%
Time deposits of $100,000 or more	731,077	704	0.38	465,222	280	0.24	558,389	1,632	0.29	390,894	1,108	0.28
Other time deposits	637,574	590	0.37	481,733	314	0.26	541,938	1,510	0.28	444,862	1,359	0.31
Total interest bearing deposits	4,211,953	2,873	0.27	2,973,834	1,646	0.22	3,664,577	8,566	0.23	2,634,448	6,103	0.23
Repurchase agreements with customers	69,364	15	0.09	50,365	10	0.08	63,869	55	0.09	39,056	31	0.08
Other borrowings	265,915	2,559	3.82	281,885	2,716	3.82	281,829	10,642	3.78	289,615	10,780	3.72
Subordinated debentures	64,950	426	2.61	64,950	430	2.63	64,950	1,693	2.61	64,950	1,720	2.65
Total interest bearing liabilities	4,612,182	5,873	0.51	3,371,034	4,802	0.57	4,075,225	20,956	0.51	3,028,069	18,634	0.62
Non-interest bearing liabilities:
Non-interest bearing deposits	1,124,470			754,025			989,073			639,521
Other non-interest bearing liabilities	65,928			38,840			59,557			38,653
Total liabilities	5,802,580			4,163,899			5,123,855			3,706,243
Common stockholders’ equity	889,778			619,634			786,430			560,351
Noncontrolling interest	3,586			3,473			3,522			3,458
Total liabilities and stockholders’ equity	$6,695,944			$4,787,006			$5,913,807			$4,270,052

Net interest income – FTE		$81,365			$57,654			$281,232			$202,149
Net interest margin – FTE			5.53%			5.63%			5.52%			5.63%

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES Bank of the Ozarks, Inc. Calculation of Return on Average Tangible Common Stockholders’ Equity Unaudited

	Quarters Ended		Years Ended
	December 31,		December 31
	2014	2013	2014	2013
	(Dollars in thousands)

Net income available to common stockholders	$34,752	$24,398	$118,606	$91,237
Average common stockholders’ equity before noncontrolling interest	$889,778	$619,634	$786,430	$560,351
Less average intangible assets:
Goodwill	(78,669)	(5,243)	(51,793)	(5,243)
Core deposit and bank charter intangibles, net of accumulated amortization	(27,816)	(14,422)	(21,651)	(9,661)

Average tangible common stockholders’ equity before noncontrolling interest	$783,293	$599,969	$712,986	$545,447

Return on average tangible common stockholders’ equity	17.60%	16.13%	16.64%	16.73%

Bank of the Ozarks, Inc. Calculation of the Ratio of Tangible Book Value per Common Share Unaudited

	December 31,
	2014	2013
	(In thousands, except per share amounts)

Total common stockholders’ equity before noncontrolling interest	$908,390	$629,060
Less intangible assets:
Goodwill	(78,669)	(5,243)
Core deposit and bank charter intangibles, net of accumulated amortization	(26,907)	(13,915)
Total intangibles	(105,576)	(19,158)

Total tangible common stockholders’ equity	$802,814	$609,902

Common shares outstanding	79,924	73,712 *

Tangible book value per common share	$10.04	$8.27

*Adjusted to give effect to 2-for-1 stock split on June 23, 2014.

Bank of the Ozarks, Inc. Calculation of the Ratio of Total Tangible Common Stockholders’ Equity to Total Tangible Assets Unaudited

	December 31,
	2014	2013
	(Dollars in thousands)

Total common stockholders’ equity before noncontrolling interest	$908,390	$629,060
Less intangible assets:
Goodwill	(78,669)	(5,243)
Core deposit and bank charter intangibles, net of accumulated amortization	(26,907)	(13,915)
Total intangibles	(105,576)	(19,158)

Total tangible common stockholders’ equity	$802,814	$609,902

Total assets	$6,766,499	$4,791,170
Less intangible assets:
Goodwill	(78,669)	(5,243)
Core deposit and bank charter intangibles, net of accumulated amortization	(26,907)	(13,915)
Total intangibles	(105,576)	(19,158)

Total tangible assets	$6,660,923	$4,772,012

Ratio of total tangible common stockholders’ equity to total tangible assets	12.05%	12.78%

CONTACT:
Bank of the Ozarks, Inc.
Susan Blair, 501-978-2217